SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-9912

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVA Chemicals Inc. Capital Accumulation Plan
1550 Coraopolis Heights Road
Moon Township, Pennsylvania   15108

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVA Chemicals Corporation
Post Office Box 2518, Station M
1000 Seventh Avenue SW
Calgary, Alberta   T2P 5C6

1.                                       The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.                                       The Consent of Independent Accountants which is attached hereto as Exhibit “B”.

3.                                       The Certification of the President and Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. § 1350 is attached hereto as Exhibit “C”.

4.                                       The Certification of the Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. § 1350 is attached hereto as Exhibit “D”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

NOVA Chemicals Inc. Capital Accumulation Plan

	/s/ Sheila O'Brien	/s/ Larry A MacDonald
	Signature	Signature

	SHEILA O’BRIEN	LARRY A. MACDONALD
	(Print Name)	(Print Name)

Date:	June 30, 2003

EXHIBIT A

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

NOVA Chemicals Inc. Capital Accumulation Plan

Years ended December 31, 2002 and 2001

with Report of Independent Auditors

NOVA Chemicals Inc.

Capital Accumulation Plan

Audited Financial Statements and
Supplemental Schedules

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
Schedule H, Line 4(j)—Schedule of Reportable Transactions

Supplemental Schedules

Report of Independent Auditors

The Retirement Board

NOVA Chemicals Inc.

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the NOVA Chemicals Inc. Capital Accumulation Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

April 11, 2003

NOVA Chemicals Inc.

Capital Accumulation Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of NOVA Chemicals Inc. Capital Accumulation Plan  (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established by the Board of Directors of NOVA Chemicals Inc. (the Company) on October 1, 1996 to provide the union employees of the Beaver Valley Plant and the Indian Orchard Site (who joined the amended plan on January 1, 2000) the opportunity to save for their future financial needs. Employees are eligible to participate in the Plan on their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make qualified contributions to the Plan of not less than one percent (1%) nor more than one hundred percent (100%) to a maximum of $40,000 of their pretax or after-tax base compensation, not exceeding $11,000 and $10,500 in total in the calendar years 2002 and 2001, respectively. All employee contributions are made through payroll deductions and are subject to maximum and minimum contribution limitations as determined by the Internal Revenue Service. Contributions and any investment earnings are not taxable until withdrawn.

For Beaver Valley Plant participants, the Company contributes on behalf of the employee 2% for each 1% of employee contributions up to a maximum 3% company contribution. All company contributions for Beaver Valley Plant participants are allocated to the NOVA Chemicals Stock Fund.

For Indian Orchard Site participants, the Company contributes on behalf of the employee 0.5% for each 1% of employee contributions up to a maximum 4% company contribution.

Participant Account, Vesting and Distributions

Each participant’s account is credited with the participant’s and employer’s contributions and allocations of the Plan’s earnings. Allocations are based on participant account balances. Each participant is, at all times, one hundred percent (100%) vested in his or her member accounts. Upon normal retirement or termination of employment, a participant or beneficiary may receive the value of his or her account. Distributions are made in lump-sum payments.

Participant Loans

Loans are available to all participants, other than participants who have terminated employment from the Company, enabling them to borrow a minimum of $1,000 up to the lesser of $50,000 or fifty percent (50%) of the participant’s vested account balance. The loans bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The current loan accounts bear interest at rates of six and three-fourth percent (6.75%) to eleven (11%), are secured by the assets in the member’s account and must be repaid within five years.

Administration

The Company is the designated administrator of the Plan. The Company may delegate its administrative responsibilities to another person or persons, but shall remain the named fiduciary under ERISA, as amended.

Trustee

The investments are held under the terms of a trustee agreement with The Charles Schwab Trust Company.

Termination Provisions

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair market value. The units/shares are valued at quoted market prices which represent the net asset values of units/shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Costs of securities sold are valued at average unit cost.

Administrative Costs

All investment fees (included in investment income (loss) on the statements of changes in net assets available for benefits) are paid from the Plan’s assets. All other administrative costs are paid by the Plan’s sponsor with the exception of the origination fee for loans which are paid directly by the employee.

3. Investments

Investments that represent five percent (5%) or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001

NOVA Chemicals Stock Fund*	$3,406,399	$3,570,962
Fidelity Equity Income II Fund	952,645	1,130,771
Fidelity Magellan Fund	731,382	981,120
TransCanada Pipeline Stock Fund	629,313	672,225
PIMCO Total Return Fund	608,685	391,600

*Nonparticipant-directed

During 2002 and 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 31
	2002	2001
Common stock	$101,293	$58,753
Shares of registered investment companies	(1,094,917)	(572,260)
	$(993,624)	$(513,507)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2002	2001
Investments, at fair value:
NOVA Chemicals Stock Fund	$3,406,399	$3,570,962

Investment (loss) income:
Realized and unrealized (depreciation) appreciation in fair value of investments	$(192,566)	$83,417
	(192,566)	83,417

Contributions	460,824	743,139
Total investment (loss) income and contributions	268,258	826,556

Distributions to participants	(388,171)	(157,879)
Other	(44,650)	(57,179)
(Decrease) increase in net assets available for benefits	$(164,563)	$611,498

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 11, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualified status.

[ERNST & YOUNG LETTERHEAD]

EXHIBIT B

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-11280 and 333-101793) pertaining to the NOVA Chemicals Inc. Capital Accumulation Plan of our report dated April 11, 2003, with respect to the financial statements and schedules of the NOVA Chemicals Inc. Capital Accumulation Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Pittsburgh, Pennsylvania	/s/ Ernst & Young LLP
June 30, 2003	Chartered Accountants

EXHIBIT C

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 11-K of the NOVA Chemicals Inc. Capital Accumulation Plan (the “Plan”) for the year ended December 31, 2002 (the “Report”), I, Jeffrey M. Lipton, President and Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/ s / Jeffrey M. Lipton
Jeffrey M. Lipton
President and Chief Executive Officer

Calgary, Alberta
June 30, 2003

A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT D

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 11-K of the NOVA Chemicals Inc. Capital Accumulation Plan (the “Plan”) for the year ended December 31, 2002 (the “Report”), I, Larry A. MacDonald, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/ s / Larry A. MacDonald
Larry A. MacDonald
Senior Vice President and Chief Financial Officer

Calgary, Alberta
June 30, 2003

A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.